

July 23, 2013

David W. Cathell
Executive Vice President, Treasurer &
Chief Financial Officer (Principal Financial Officer)
ACNB Corporation
16 Lincoln Square
Gettysburg, Pennsylvania 17325

      Re: ACNB Corporation
               Form 10-K for Fiscal Year Ended
               December 31, 2012
               Filed March 15, 2013
               Form 10-Q for Fiscal Quarter Ended
               March 31, 2013
               Filed May 9, 2013
               File No. 1-35015

Dear Mr. Cathell:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Note 9 – Fair Value Measurements, page 22

1. Considering the wide range of unobservable inputs used for impaired loans and foreclosed assets held for resale as disclosed on page 26, please revise future filings to disclose the weighted average of the unobservable inputs. Refer to ASC 820-10-55-103 for example disclosure. In addition, tell us and disclose in greater detail the type(s) of economic or other factors that would cause a higher level (i.e.

30 to 50 percent) adjustment to appraised values. Clarify whether the adjustments are downward or upward adjustments.

2. Please revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that as well. Describe whether you make any adjustments to the appraised values as a result of outdated appraisals. Specifically tell us whether you have impaired loans with appraisals greater than one year old, and if so, describe how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3474 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant